October 2, 2008
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Re:	Principal Life Insurance Company Variable Life Separate Account
Principal Executive Variable Universal Life II (EVUL II)
Pre-Effective Amendment No. 2 to the Registration Statement on
Form N-6, filed July 21, 2008, File No. 333-149215; 811-05118
Ladies and Gentlemen:
On behalf of Principal Life Insurance Company, Inc. we transmit herewith for filing with the Securities and Exchange Commission pursuant to Securities Act of 1933 (the “Act”) Pre-Effective Amendment No. 2 to the Account’s above-referenced registration statement on Form N-6 under the Act (File No. 333-149215) (the “Registration Statement”).
Please call me at 515-248-3259 or Michael Roughton at 515-248-3842 if you have any questions or comments.
Sincerely,
/s/ Sarah J. Pitts
Counsel
Principal Life Insurance Company
711 High Street, S-06-W84
Des Moines, IA 50392-0300
Telephone: 515-248-3259
Email: pitts.sarah@principal.com